May 27, 2008

VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Pamela A. Long; Edward M. Kelly

Re:	WHX Corporation
Pre-effective Amendment 3 to Registration Statement on Form S-1
Filed April 14, 2008
File No. 333-146803
Annual Report on Form 10-K for the fiscal year ended December 31, 2007
File No. 1-02394

Dear Ms. Long and Mr. Kelly:

We acknowledge receipt of the letter of comment dated May 14, 2008 from the Division of Corporation Finance (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with WHX Corporation (“WHX” or the “Company”) and provide the following supplemental response on its behalf.  Our responses are numbered to correspond to your comments.  Unless otherwise indicated, the page references below are to the enclosed paper copy of the Amendment No. 4 to the Registration Statement on Form S-1 filed on the date hereof (the “Registration Statement”).  Capitalized terms used herein and not separately defined have the meaning given to them in the Registration Statement.

S-1/A3

Cautionary Note Regarding Forward-Looking Statements, page 30; Market Price of and  Dividends on Our Common Stock, page 44

1.
It appears that WHX is a penny stock issuer and ineligible, therefore, to rely on the safe harbor for forward-looking statements. See section 27A(b)(1)(C) of the Securities Act and section 21E(b)(1)(C) of the Exchange Act. To avoid confusion on the applicability of the Private Litigation Reform Act of 1995, delete the references to the Securities Act and the Exchange Act on page 30.  Alternatively, explain that WHX is ineligible to rely on the acts’ safe harbor provisions because it is a penny stock issuer. Further, expand the disclosure in the risk factors section to discuss as a discrete risk factor WHX’s status as a penny stock issuer and the disclosure in the plan of distribution section to summarize the penny stock rules.

May 27, 2008

We do not believe WHX is a penny stock issuer because it is a substantial issuer under Rule 3a51-1(g) of the Exchange Act.  Rule 3a51-1(g) of the Exchange Act defines a “penny stock” as any equity security other than, among other things, a security “…whose issuer has (i) net tangible assets (i.e., total assets less intangible assets and liabilities) in excess of $2,000,000, if the issuer has been in continuous operation for at least three years, or $5,000,000, if the issuer has been in continuous operation for less than three years; or (ii) average revenue of at least $6,000,000 for the last three years.”  We believe WHX falls under this substantial issuer exemption because WHX has had average revenues of at least $6,000,000 for the last three years.  Specifically, in fiscal years 2007, 2006 and 2005, WHX had revenues of approximately $637,866,000, $460,963,000 and $403,815,000, respectively.

Based on our calculations we believe WHX satisfies the thresholds set forth in clause (ii) above for the substantial issuer exemption and consequently is not a penny stock issuer.  We further believe WHX can rely on the safe harbor for forward-looking statements and does not need to add disclosure regarding the penny stock regulations.

Note 8 – Inventories, page F-35

2.
We have read your response to prior comment 2 regarding the LIFO liquidation issue. Your response and revised disclosures have not adequately addressed the points enumerated in our comment. Therefore, please revise your filing to provide all of the previously requested disclosures/representations in the inventory critical accounting policies and estimates section of MD&A. This information is needed for readers to understand your interim inventory accounting practices.

If you cannot provide these presentations, please address the following:

You respond that for 2007 it was not known whether or not the inventory that was liquidated would be restored by year end. However, such restoration appears to be a condition of applying the acceptable accounting treatment prescribed in the applicable AICPA Issues Paper for which you had earlier responded on December 21, 2007 that you were following, namely, treatment (x) described in paragraphs 8-8 through 8-14. As such, please explain to us how your accounting for deferring gains related to the LIFO liquidations throughout fiscal 2007 complies with GAAP, or provide us your consideration of SFAS 154 in correcting the financial statements. Should you conclude the past impacts on your financial statements were immaterial, please provide us your analysis of SAB Topic 1:M.

The requested changes have been made.  See pages 72 and F-102 of the Registration Statement.

May 27, 2008

10-K

Item IA. Risk Factors, page 6

3.
It appears that WHX is a penny stock issuer and ineligible, therefore, to rely on the safe harbor for forward-looking statements. See section 27A(b)(1)(C) of the Securities Act and section 21E(b)(1)(C) of the Exchange Act. To avoid confusion on the applicability of the Private Litigation Reform Act of 1995, delete in future filings the references to the Securities Act and the Exchange Act. Alternatively, explain that WHX is ineligible to rely on the acts’ safe harbor provisions because it is a penny stock issuer.

Please see our response to Comment 1.

Exhibit Index

4.	Refer to comment 44 in our November 14, 2007 letter. As requested previously, include in future filings an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T.

We hereby acknowledge your comment and confirm that future filings will contain an exhibit index immediately before the exhibits in accordance with Rule 102(d) of Regulation S-T.

Closing

For your convenience, under separate cover we will deliver to you three (3) marked copies of the Amendment No. 4 to the Registration Statement.

We welcome a further discussion on any of our points addressed within this response letter.  I may be reached at (212) 451-2289.

Very truly yours,

/s/ Adam Finerman, Esq.
Adam Finerman, Esq.

cc:           Glen M. Kassan
Chief Executive Officer
WHX Corporation
1133 Westchester Avenue
White Plains, New York 10604

Michael Reiner, Esq.
Breslow & Walker LLP
100 Jericho Quadrangle, Suite 230
Jericho, NY 11753

WHX Corporation
1133 Westchester Avenue
White Plains, New York 10604

May 23, 2008

VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	WHX Corporation
Registration Statement on Form S-1
File No. 1-02394

Ladies and Gentlemen:

The disclosure in the above-referenced filing (the “Registration Statement”) is the responsibility of WHX Corporation (the “Company”). The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the Registration Statement;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, /s/ Robert K. Hynes _____________________________ Robert K. Hynes Chief Financial Officer